UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark one)

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

For the fiscal year ended December 31, 2003

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

For the transition period from to .

Commission file number: 001-13457

Orthodontic Centers of America, Inc. 401(k) Profit Sharing Plan
(Full title of the plan and the address of the plan,
if different from that of the issuer listed below)

Orthodontic Centers of America, Inc.

3850 N. Causeway Boulevard, Suite 800
Metairie, Louisiana 70002
(Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION

Page
Report of Independent Registered Public Accounting Firm	3

Report of Independent Auditors	4

Audited Financial Statements:

Statements of Net Assets Available for Benefits – December 31, 2003 and 2002	5

Statement of Changes in Net Assets Available for Benefits – Year ended December 31, 2003	6

Notes to Financial Statements – December 31, 2003	7

Supplemental Schedule:

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)	11

Exhibits:

Exhibit 23.1 – Consent of Independent Registered Public Accounting Firm

Exhibit 23.2 – Consent of Independent Registered Public Accounting Firm
EX-23.1 CONSENT OF PRICEWATERHOUSECOOPERS LLP
EX-23.2 CONSENT OF ERNST & YOUNG LLP

Note: Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act (“ERISA”) of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of
Orthodontic Centers of America, Inc.
401(k) Profit Sharing Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Orthodontic Centers of America, Inc. 401(k) Profit Sharing Plan (the “Plan”) at December 31, 2003, and the changes in net assets available for benefits for the year ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at year end) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

June 28, 2004
New Orleans, Louisiana

Report of Independent Auditors

The Plan Administrator
Orthodontic Centers of America, Inc. 401(k) Profit Sharing Plan

We have audited the accompanying statements of net assets available for benefits of Orthodontic Centers of America, Inc. 401(k) Profit Sharing Plan as of December 31, 2002. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

New Orleans, Louisiana
June 25, 2003

Orthodontic Centers of America, Inc. 401(k) Profit Sharing Plan

Statements of Net Assets Available for Benefits

	December 31,
	2003	2002
ASSETS
Investments, at fair value:
Cash	$2,316	$—
Common collective trust funds	6,411,886	5,221,311
Mutual funds	2,597,503	1,873,808
Common stock of employer	212,495	216,754

Total investments	9,224,200	7,311,873
Contributions receivable:
Participants	68,678	70,563
Employer	26,838	6,370

Total contributions receivable	95,516	76,933

Total assets	9,319,716	7,388,806

LIABILITIES
Excess 401(k) contributions	14,102	15,798

Net assets available for benefits	$9,305,614	$7,373,008

The accompanying notes are an integral part of the financial statements.

Orthodontic Centers of America, Inc. 401(k) Profit Sharing Plan
Statement of Changes in Net Assets Available for Benefits

Year ended December 31,
2003
ADDITIONS
Investment income:
Net appreciation in fair value of common collective trust funds	$492,625
Net appreciation in fair value of mutual funds	431,883
Net depreciation in fair value of common stock of employer	(44,861)
Interest and dividends	44,430

924,077
Contributions:
Participants	1,912,868
Employer, net of forfeitures	415,716
Other	15,340

2,343,924
Rollovers from other plans	33,023

Total additions	3,301,024
DEDUCTIONS
Benefit payments	1,316,349
Excess 401(k) contributions	14,102
Trustee fees	37,967

Total deductions	1,368,418
Net increase	1,932,606
Net assets available for benefits:
Beginning of year	7,373,008

End of year	$9,305,614

The accompanying notes are an integral part of the financial statements.

Orthodontic Centers of America, Inc. 401(k) Profit Sharing Plan

Notes to Financial Statements
December 31, 2003

1.	Description of the Plan

The following description of the Orthodontic Centers of America, Inc. 401(k) Profit Sharing Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering employees of Orthodontic Centers of America, Inc. (the “Company”) who have attained the age of 21 and one year of service. Orthodontists, pediatric dentists, general dentists and leased employees are not eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Effective November 9, 2001, the Company entered into a merger with OrthAlliance, Inc. (“OrthAlliance”) whereby OrthAlliance became a wholly-owned subsidiary of the Company. OrthAlliance sponsored a defined contribution 401(k) plan (the “OrthAlliance Plan”) for eligible non-highly compensated employees. Participants from the OrthAlliance Plan became eligible to participate in the Company’s Plan effective January 1, 2002, and their years of service as OrthAlliance employees transferred to the Company’s Plan. On October 18, 2002, the plan assets of the OrthAlliance Plan totaling $483,473 were merged into the Company’s Plan.

Plan Administration

The administration of the Plan is the responsibility of an administrative committee (the “Committee”) comprised of employees of the Company. The Committee is appointed by the Company’s Board of Directors. The responsibilities for the investment, reinvestment, control and disbursement of the funds of the Plan rests with Wachovia Bank, National Association (“Wachovia”), acting as record keeper of the Plan.

Contributions

Each year, participants may contribute up to 15% of their total compensation. Participants who have attained the age of 50 before the end of the Plan year are eligible to make “catch-up” contributions. Matching contributions by the Company are discretionary. The matching contribution for 2003 and 2002 was 40% of each participant’s contribution, limited to $600 per calendar year. In addition to matching contributions, the Company may make additional discretionary contributions, although it made no such contributions in 2003. Participants direct the investment of their contribution and the Company contributions into various investment options offered by the Plan.

Participant Accounts

Wachovia maintains accounts on behalf of each participant. Each account is credited with (a) the participant’s pre-tax, after-tax or rollover contribution, (b) the Company’s matching contribution and (c) the participant’s share of Plan earnings. Allocations are based on participant compensation or account balance, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

     Participants vest immediately in their contributions. Participants vest in the Company’s contributions after five years of service.

Orthodontic Centers of America, Inc. 401(k) Profit Sharing Plan

Notes to Financial Statements

Benefit Payments

Upon retirement, termination of employment with the Company, or death, participants or their beneficiaries receive the total balance of their accounts in the form of a lump-sum payment. A participant may withdraw all or a portion of his account in the event of financial hardship, as defined in the Plan.

Priorities Upon Termination

Although the Company has not expressed any intent to do so, the Company may discontinue its contribution or the Plan may be terminated subject to the provisions of ERISA at the Company’s option. If the Plan should be terminated, the net assets available for plan benefits shall be liquidated. Amounts credited to the accounts of participants shall become fully vested and nonforfeitable as of the date of such termination.

2.	Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and schedules. Actual results could differ from those estimates and those differences could be material.

Investment Valuation and Income Recognition

The Plan’s funds are invested in common collective trust funds and mutual funds for which the trustee and custodian is Wachovia. The Plan also invests in the Company’s common stock, which is held in a separate Common Stock Trust. The trustee of the Common Stock Trust is a representative of the Company, and the custodian is Wachovia. Investments in common collective trust funds are carried at the Plan’s pro rata interest in the fair value of the fund’s net assets, as determined by the custodian on the last business day of the year. Investments in the mutual funds and the Company’s common stock are valued at quoted market prices on the last business day of the year.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Trustee fees are paid by the Plan. The Company pays certain other administrative costs of the Plan.

Forfeitures

Forfeitures are used to reduce employer contributions in the year following the forfeiture. As of December 31, 2003 and 2002, there were approximately $16,504 and $16,400, respectively, of forfeited nonvested accounts. In 2003, employer contributions were reduced by $16,500 from forfeited nonvested accounts.

Orthodontic Centers of America, Inc. 401(k) Profit Sharing Plan

Notes to Financial Statements

3.	Investments

The following table represents participant-directed investments that represent 5% or more of the Plan’s net assets.

	December 31,
	2003	2002
Enhanced Stock Market Fund	$1,659,376	$1,323,087
Stable Portfolio Group Trust	4,752,510	3,898,224
Evergreen Select Balanced Fund	1,096,645	907,558
Dreyfus S&P Midcap Index Fund.	466,497	262,532

4.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits at December 31 per the financial statements to the Form 5500:

	December 31,
	2003	2002
Net assets available for benefits per the financial statements	$9,305,614	$7,373,008
Less: amounts recorded as contributions receivable	(95,516)	(76,933)
Add: amounts recorded as excess contributions payable	14,102	15,798

Net assets available for benefits per the Form 5500	$9,224,200	$7,311,873

The following is a reconciliation of the net change to the Plan for the year ended December 31, 2003 per the financial statements to the Form 5500:

Net increase per the financial statements	$1,932,606
Less: current year contributions receivable	(95,516)
Add: prior year contributions receivable	76,933
Less: prior year excess contributions payable.	(15,798)
Add: current year excess contributions payable	14,102

Net increase per the Form 5500	$1,912,327

Differences between the financial statements and the Form 5500 are due to the preparation of the financial statements using the accrual basis and the preparation of the Form 5500 using the cash basis of accounting.

5.	Risks and Uncertainties

The Plan provides for investments in various investment securities which, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect the amounts reported in the statements of net assets available for benefits and participant account balances.

6.	Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 16, 1999, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Although the Plan has been amended since receiving the determination letter, the plan administrator believes the Plan is designed and is operated in compliance with the applicable requirements of the Code.

7.	Related-Party Transactions

Certain Plan investments are shares of common collective trust funds managed by Wachovia. Wachovia is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions as defined by ERISA. Any transaction involving these investments are made on the open market at fair market value. Consequently, such transactions are permitted under the provisions of the Plan and are exempt from the prohibition of the party-in-interest transactions under ERISA.

Participants may elect to invest in the common stock of the Company. In 2003, the Plan purchased 10,724 shares of Company common stock with a market value of approximately $95,600 and sold 5,740 shares of Company common stock with a market value of approximately $55,000.

Orthodontic Centers of America, Inc. 401(k) Profit Sharing Plan

Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)

EIN: 72-1278948 PN: 001

December 31, 2003

Identity of Issue, Borrower,	Description of	Current
Lessor or Similar Party	Investment	Value
Common Collective Trust Funds:
*Wachovia	Enhanced Stock Market Fund	$1,659,376
*Wachovia	Stable Portfolio Group Trust	4,752,510

		6,411,886
Mutual Funds:
Evergreen	Select Balanced Fund	1,096,645
Fidelity	Series I Equity Growth Fund	182,273
American Investment Company of America	American Investment Company of America Fund	304,722
Janus	Advisor Series Worldwide Fund	142,677
Dreyfus	S&P Midcap Index Fund	466,497
Putnam	OTC Emerging Growth Fund	42,058
Fidelity	Intermediate Bond Fund	239,176
Goldman Sachs	Small Cap Value	84,164
Putnam	Capital Opportunities	39,291

		2,597,503
Cash		2,316
Employer Common Stock:
*Orthodontic Centers of America, Inc.	Common Stock	212,495

		$9,224,200

*	Indicates party-in-interest to the Plan.

SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Orthodontic Centers of America, Inc. 401(k) Profit Sharing Plan WACHOVIA BANK, as Trustee
June 28, 2004	By:	/s/ Susan Gossett
Susan Gossett
Vice President and Consultant Wachovia Retirement Services

EXHIBIT INDEX

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm

23.2	Consent of Independent Registered Public Accounting Firm